China VoIP & Digital Telecom Inc.

RM 508, No 786 Xinluo Street

High-Tech Industrial Development Zone

Jinan, China

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Attention: Carlton Tartar

RE: China VoIP & Digital Telecom Inc.

Item 4.01 Form-8K Filed 12/12/06

File No.333-131017

Ladies and Gentlemen:

China VoIP & Digital Telecom Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission) an amended Form 8-K/A in response to the Commission’s comments dated December 13, 2006 (the “Comment Letter”), with reference to the Company’s Form 8K filed with the Commission on December 12, 2006, File No. 333-131017.

As indicated in the Form 8K/A filed on August 9, the Company responds to all of the Commission’s comments as follows:

1-Comment:

We note that the second sentence of the first paragraph of your disclosure appears to be inconsistent with the second paragraph of your disclosure.  Please clarify whether the former accountant was terminated on December 1, 2006 or December 5, 2006 and revise your disclosure as appropriate.

Response:  On December 1, 2006, China VoIP & Digital Telecom Inc. (the “Registrant”) has changed its principal independent accountants.  As discussed below, on December 1, 2006, Davis Accounting Group P.C. ceased serving as the Registrant’s principal independent accountants, and on December 5, 2006 the Registrant retained Kabani & Company, Inc. as its new principal independent accountants.

2-Comment:

We note that the second the first sentence of the third paragraph of your disclosures states that the former accountant’s audit report for the year ended April 30, 2006 contained no adverse opinion.  Please revise to also state whether former accountant’s audit report (s) for either of the past two fiscal years contained a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report, and we note that the former accountant’s report in your most recently filed 10-KSB did contain a going concern modification.  Please refer to Item 304 (a)(1)(ii) of Regulation S-B and revise your disclosures accordingly.

Response: The reports of Davis Accounting Group P.C. on the financial statements for the years ended April 30, 2006 and 2005 contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph discussing the Company’s inability to continue as a going concern..  In addition, during the Registrant’s fiscal year ended April 30, 2006 and through December 1, 2006 there were no disagreements with Davis Accounting Group P.C. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Davis Accounting Group P.C., would have caused it to make reference to the subject matter of the disagreements in connection with its reports. No reportable events as set forth in Item 304 (a)(1)(iv)(B) of Regulation S-B occurred within the Registrant’s fiscal year ended April 30, 2006 or through December 1, 2006.

3-Comment:

Please obtain and file an Exhibit 16 letter from the former accountant stating whether the former accountant agrees with your revised item 304 disclosures, or the extent to which the accountant does not agree..

Response:

The required letter from the former accountant as required by item 304 (a)(3) of Regulation S-B. is attached as Exhibit 16.1 as part of the 8K/A filed with the Commission on August1, 2007.

The Company respectfully submits via EDGAR the foregoing responses to the Commission.

The Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in connection with your review of our filing or in response to your comments on our filings.

   Very truly yours,

/s/Li Kunwu

Li Kunwu, President and CEO